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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Vion Pharmaceuticals, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  927624106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Mr. Peter J. Cobos c/o Kingdon Capital Management, LLC
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                        October 15, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. C573105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         655,859 shares (comprised of shares of Class A
         Convertible Preferred Stock convertible into 655,859 shares of common stock)

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         655,859 shares (comprised of shares of Class A
         Convertible Preferred Stock convertible into 655,859 shares of common stock)

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         655,859 shares (comprised of shares of Class A
         Convertible Preferred Stock convertible into 655,859 shares of common stock)


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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         3.6%

14. Type of Reporting Person

         CO

Item 1.  Security and Issuer

         This statement relates to shares of common stock, $.01 par value (the "Common Stock") of Vion Pharmaceuticals, Inc. ("Vion"). Vion's principal executive office is located at 4 Science Park, New Haven, Connecticut 06511.

Item 2.  Identity and Background

         This statement is being filed on behalf of Kingdon Capital Management, LLC ("KCMC"), a Delaware limited liability company, M. Kingdon Offshore NV, a Netherlands Antilles corporation (the "Offshore Fund"), and Kingdon Partners, L.P. and Kingdon Associates, L.P., each of which is a Delaware investment limited partnership (the "Partnerships," and, together with KCMC and the Offshore Fund, the "Reporting Persons"). KCMC's principal business is to act as an investment adviser and it acts as investment adviser or general partner to the Offshore Fund and the Partnerships. The principal office of KCMC and the Partnerships is at 152 West 57th Street, New York, new York 10019. The principal office of the Offshore Fund is located at c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, George Town, Grand Cayman, Cayman Islands.

         Mr. Mark Kingdon is the sole Managing Member of KCMC. None of Mr. Kingdon or the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Mr. Kingdon or the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



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         Mr. Kingdon is a citizen of the United States of
         America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 655,860 shares of Common Stock by reason of owning 236,110 shares of Class A Convertible Preferred Stock (the "Preferred Stock"). All 236,110 shares of Preferred Stock are held by entities and managed accounts over which KCMC has investment discretion. The 236,110 shares of the Preferred Stock were purchased in a privately negotiated transaction at an aggregate cost of $2,000,000. The funds for the purchase of the Preferred Stock held in the entities and managed accounts over which KCMC has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         The purpose of this amendment is to disclose our ownership percentage is less than 5%, as a result of share issuances by the Issuer.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 655,860 shares of Common Stock on the basis of its ownership of 236,110 shares of Preferred Stock convertible into 655,850 shares of Common Stock (a conversion ratio of 2.777777 shares of Common Stock for each full share of Preferred Stock). Assuming immediate conversion of the Preferred Stock, KCMC is deemed to own 655,860 shares of Common Stock. Based on Vion's information received from the Company, there were 18,227,326 shares of Common Stock outstanding. Therefore, KCMC is deemed to beneficially own 3.6% of the outstanding shares of Common Stock. KCMC will have the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         KCMC has no contract, arrangement, understanding or relationship with any person with respect to the Common
         Stock.



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Item 7.  Material to be Filed as Exhibits.

         N/A

         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2000



Kingdon Capital Management LLC


By: /s/ Peter J. Cobos

    __________________________
    Chief Financial Officer
































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